Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges
The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of computing this ratio (i) earnings consists of income before provision for taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits), amortization of premiums on subordinated debentures and subordinated notes and the estimated portion of rental expense attributable to interest, and (iii) fixed charges, including interest on deposits, include all interest expense, amortization of premiums on subordinated debentures and subordinated notes and the estimated portion of rental expense attributable to interest.
We did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented.
The following table sets forth our ratio of earnings to fixed charges, excluding interest on deposits, for the periods indicated:

	Nine Months Ended September 30,	Years Ended December 31,
	2017	2016(2)	2015	2014	2013	2012
	(Dollars in thousands)

Fixed Charges
Interest on other borrowed funds	$1,499	$954	$379	$142	$418	$619
Interest on subordinated debentures and subordinated notes	2,727	762	122	—	—	—
Amortization of premiums on subordinated debentures	315	420	105	—	—	—
Amortization of debt issuance costs	109	9	—	—	—	—
Estimated interest in rental expense(1)	580	751	648	469	464	412
Total fixed charges	$5,230	$2,896	$1,254	$611	$882	$1,031

Earnings
Income (loss) before provision for taxes	$48,339	$(1,374)	$25,753	$23,107	$19,516	$12,915
Add: fixed charges	5,230	2,896	1,254	611	882	1,031
Total earnings	$53,569	$1,522	$27,007	$23,718	$20,398	$13,946

Ratio of earnings to fixed charges, excluding interest on deposits	10.24	0.53	21.54	38.82	23.13	13.53

(1)    This amount is the portion of rent expense deemed representative of the interest factor, which we have estimated to be one-third of rent expense.
(2)     Earnings were insufficient to cover fixed charges excluding deposits by approximately $1.4 million for the year ended December 31, 2016.

The following table sets forth our ratio of earnings to fixed charges, including interest on deposits, for the periods indicated:

	Nine Months Ended September 30,	Years Ended December 31,
	2017	2016(2)	2015	2014	2013	2012

Fixed Charges
Interest expense on deposits	$18,145	$19,771	$10,340	$9,286	$10,999	$9,354
Interest on other borrowed funds	1,499	954	379	142	418	619
Interest on subordinated debentures and subordinated notes	2,727	762	122	—	—	—
Amortization of premiums on subordinated debentures	315	420	105	—	—	—
Amortization of debt issuance costs	109	9	—	—	—	—
Estimated interest in rental expense(1)	580	751	648	469	464	412
Total fixed charges	$23,375	$22,667	$11,594	$9,897	$11,881	$10,385

Earnings
Income (loss) before provision for taxes	$48,339	$(1,374)	$25,753	$23,107	$19,516	$12,915
Add: fixed charges	23,375	22,667	11,594	9,897	11,881	10,385
Total earnings	$71,714	$21,293	$37,347	$33,004	$31,397	$23,300

Ratio of earnings to fixed charges, including interest on deposits	3.07	0.94	3.22	3.33	2.64	2.24

(1)    This amount is the portion of rent expense deemed representative of the interest factor, which we have estimated to be one-third of rent expense.
(2)     Earnings were insufficient to cover fixed charges including deposits by approximately $1.4 million for the year ended December 31, 2016.